ecochild inc.
40 Warren Street, 3rd Floor
Charlestown, MA 02129
Tel:(617)886-5154; Fax:(617)886-5105

October 30, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:   Mr.Scott M.Anderegg

Dear Sirs:

Re:           Ecochild  Inc.  - Registration Statement on Form S-1 Amendment No. 1 - File No. 333-161941

Further to your letter dated October 13, 2009 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Registration Statement Facing Page

1.  We note that you have not marked the box indicating that you are a smaller reporting company.   Please revise your registration statement cover page or advise us why you believe that you are not a smaller reporting company.

We have revised our registration statement and marked the box indicating that we are a smaller reporting company.

2. In footnote 1 to your Calculation of Registration Fee, please revise the footnote to clearly indicate that the last sale price was not a public sale price.

We have amended the footnote to indicate that the last sale price was the price paid by our shareholders in private placement transactions.

Front Cover of Prospectus

3.  We note your disclosure in the fifth paragraph relating to your share price and quotation on the OTC Bulletin Board. Please revise to indicate that such event is not assured

We have revised the disclosure in the fifth paragraph accordingly.

4.  Please note the date of the prospectus at the bottom of the cover page should be the approximate date of the effectiveness of the registration statement. See Rule 423 of Regulation C

We have revised the date of the prospectus.

5.  In the paragraph under the table of contents please delete the reference to underwriter as there is no underwriter in connection with this offering.

We have removed the reference to underwriters.

Prospectus Summary, page 1

6.
Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, have no or limited active business operations, limited revenues, and no significant assets. Further, quantify the amount of funding you will need to rise over the next 12 months to continue in business.

We have disclosed on the first page that our auditors have raised substantial doubt as to our ability to continue as a going concern. We have also disclosed that we are a development stage company have limited business operations revenues and no significant assets. We have quantified the amount of funding we need to be raised in the next 12 months.

7.
Please delete the parenthetical phrases from the first paragraph. The meanings of the terms are clear from the context in which they are used. In addition, please revise your summary to include all material information and delete your reference to "highlights selected."

We have deleted the parenthetical phrases and our reference to “highlights selected.”

The Offering, page 1

8.	In your discussion of how you determined the offering price, please revise here and elsewhere in your prospectus that the last sale price was in connection with a private placement.

We have revised our disclosure to indicate that the last sale price was in connection with private placement transactions.

Risk Factors, page 2

9.	Please include a risk factor, if applicable, that describes the governmental regulations or restrictions that may affect your business.

We have included a risk factor describing impact of governmental regulations and restrictions.

10.	Please include a risk factor, if applicable, that describes the impact of foreign currency exchange fluctuations on your business.

We have included a risk factor describing impact of foreign currency exchange fluctuations on our business.

We depend heavily on key personnel and consultants, page 3

11.
Identify the key personnel upon whom you depend. Also expand to make this risk more specific to your company and explain why you face this risk. For example are any key personnel nearing retirement? As drafted this risk factor is generic.

We have revised this risk factor.

There Is No Public.... page 6

12.	Revise the second bold face paragraph on page 6 to qualify your reference to "Once publicly trading...."

We have revised this risk factor.

Selling Security Holders, page 10

13.
Please provide a fuller description of the transaction in which the selling stockholders acquired their shares. Please also file the purchase agreement or subscription agreement as an exhibit in your next amendment.

We have revised the section and filed the subscription agreement as exhibit 4.2.

14.
Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

We have indicated that none of our selling shareholders are broker-dealers or affiliates of broker dealers.

Plan of Distribution, page 11

15.
We note your disclosure that there is no assurance that your stock will be quoted on the OTC Bulletin Board. In addition, please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

We have revised this section accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

16.
We note your reference to Section 2 IE of the Securities Exchange Act of 1934. As this is an offering under the Securities Act of 1933 such a reference is not applicable and should be deleted. If you intended to take advantage of the similar safe harbor under the Securities Act of 1933, Section 27A(b)(2)(D) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer's initial public offering.

We have revised disclosure regarding forward looking statements and deleted our reference to Section 2 IE of the Securities Exchange Act of 1934.

Plan of Operations, page 13

17.
Please expand your discussion to provide additional detail concerning your plan of operations for the next twelve months. However, it should not merely repeat the information presented later in your prospectus and it should also contain a discussion of the principal challenges or risks facing the company. In this regard, please discuss the governmental regulations or restrictions that may impact your business.

We have provided additional details concerning our plan of operations for the next twelve months. We have included the discussion for the governmental regulations or restrictions that may impact our business.

Results of Operations, page 13

18.
Please include a discussion of the sources of gross revenue for the nine months ended July 31, 2009. For example, disclose whether gross revenue was attributable to shipments to customers acquired via the brokerage agreement with Segomo Limited, shipments to Segomo Limited for resale or from other sources. In addition, please disclose the nature of the food products or services sold during the period.

We have disclosed the source of gross revenue for the nine months ended July 31, 2009.

Description of our Business and Properties, page 15

19.
In the last paragraph on page 15, second to last sentence of the paragraph, you state that you "have not independently verified such data," Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please delete this statement.

We have deleted this statement.

20.	Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•	"The European market for organic and natural food & drink is one of the largest and most sophisticated in the world." Page 16;

•	'There are up to 10,000 specialty retailers in Europe according to various sources." Page 20; and,

•	"Mainstream retailers are responsible for the majority of organic food sales in Europe, ..."page21,

These are only examples. Please tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

We have deleted the qualitative and comparative statements throughout our prospectus. We have also indicated the statements representing management’s belief accordingly.

Background, page 16

21.	Please indicate the reason and manner in which you selected Segomo Limited as a food broker.

We have amended this section accordingly.

Term, page 16

22.	Please clarify the termination arrangements regarding the 60 days of payment and forward planning references.

We have clarified the termination arrangements.

Industry Overview, page 16

23.
Please revise this entire section to only provide information relevant to the products and the market in which you have plans to operate. Currently, you provide significant information regarding brands that do not relate to you such as Walkers Baked, products such as yoghurts that you do not expect to offer in the next 12 months as well as detailed information regarding specialty retailers in Europe with which you do not have any relationship.

We have revised this section accordingly.

Plan of Operation, page 22

24.
Please expand this section to provide additional information regarding the manner in which you intend to identify the portfolio of products, the number of employees you currently employ stating the number of hours or the percentage of their time devoted to the affairs of the company and discuss your pricing parameters including shipping expenses. In addition, please discuss the reason(s) you believe certain of your products such as organic chocolates, gluten free, wheat free and yeast free products and salt free or low sodium dietary products are not already sufficiently available in Europe.

We have expanded this section accordingly and provided the discussion on the sufficiency of the product supply in Europe.

Galina Birca - President. C.E.O., page 24

25.
Please revise to describe the business experience of Galina Birca for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

We have provided information of the duration of employment.

Executive Compensation, page 24

26.
You have indicated that certain disclosures in the registration statement, including director and executive information and stock ownership are of a date prior to the filing of the registration statement. Throughout the course of the review process, please continue to update this information to provide the most current information as of the most recent date practicable.

We will continue updating the executive information and stock ownership throughout the course of the review process as of the most recent date practicable.

27.	Please expand your footnote 1 to describe the types of management services provided and the terms of the unwritten compensation arrangement with your president.

We have expanded the footnote 1 as required.

Security Ownership of Certain Beneficial Owners and Management Transactions with Related Person. Promoters and Certain Control Persons, page 26

28.	Presently the information presented is through July 31, 2009. Please update to the latest practicable date.

We have updated the information to be current as of the date of the prospectus.

Financial Statements
Report of Independent Registered Public Accountant, page F-2

29.	Please revise to include the conformed signature of your independent registered public accountant. Similarly revise the consent filed as Exhibit 23.1.

We have amended the document to include the conformed signature of our auditor.

Signatures, page II-4

30.
Your registration statement on Form S-l is not signed as provided in the Form. There should be two sets of signatures. The first set is executed on behalf of the registrant and is signed by an authorized officer or officers of the registrant Currently all your signatures are under the caption that should apply to the officers) signing for the registrant. In this regard, the language preceding the signatures should be exactly as provided in the form. In the second set of signatures, the From S-l should be signed by your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please amend your Form S-l to provide for signatures as provided in the form.

We have amended the signatures section.

Yours truly,

/s/ Galina Birca

Galina Birca, President